24 November 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 168,000 RELX PLC ordinary shares at a price of 1153.7788p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 94,713,780 ordinary shares in treasury, and has 1,112,629,495 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 25,015,445 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 149,500 RELX NV ordinary shares at a price of €15.6889 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 56,400,694 ordinary shares in treasury, and has 991,603,463 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 15,102,150 shares.